Polycom, Inc. 4750 Willow Road Pleasanton CA 94588	TEL 925-924-6000 FAX 925-924-6100

July 26, 2010

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polycom, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14-A

Filed April 13, 2010

File No. 000-27978

Dear Mr. Spirgel:

In response to your letter to Mr. Andrew Miller dated June 8, 2010 (the “Comment Letter”) regarding the above referenced Definitive Proxy Statement, we provide below responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. To facilitate the Staff’s review, each response is set forth in ordinary type beneath the corresponding Staff comment, which appears in italicized, bold type.

If you have any questions with respect to our responses please do not hesitate to call us at the telephone number listed at the end of this letter.

Larry Spirgel

United States Securities and Exchange Commission

Re: Definitive Proxy Statement on Schedule 14-A

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

General

1.	We note your disclosure on page 27 that you do not believe your compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company. Please advise us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

We respectfully advise the Staff that, as reflected on page 27 of the Proxy Statement, Polycom, Inc. (“Polycom” or the “Company”) management and the Compensation Committee of the Board of Directors assessed the risks associated with Polycom’s compensation policies and practices for all employees, including its non-executive officers, and concluded based on the results of this assessment that Polycom does not believe that its compensation policies and practices for all employees create risks that are reasonably likely to have a material adverse effect on Polycom. In conducting this assessment, Company management reviewed the Company’s executive and broad-based compensation programs on a worldwide basis to determine if the provisions or operations of these programs create incentives for our executives or other employees of the Company to take unnecessary or inappropriate risks that could materially threaten our operating results, financial condition, reputation, business model and/or long-term stockholder value. In its risk assessment, management identified and analyzed the risks and the risk mitigating factors related to the Company’s cash incentive, sales commission and long-term incentive programs and made determinations as to the balance of potential risk to potential reward, the sufficiency of risk mitigating factors in the design of these programs, and the relationship of these programs to the Company’s overall strategy. Although management reviewed all compensation programs, particular focus was given to the programs with the highest potential impact to the Company, such as our executive compensation programs and our sales commission plans that provide for variable payouts and have the greatest potential for materially impacting the Company. In March 2010, management reviewed and discussed its assessment with the Compensation Committee, which concurred with management that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Polycom based on a number of factors, including the balance of incentives for achieving short-term milestones (generally through cash incentive and sales commission plans) and long-term incentives (generally through equity awards) in the Company’s compensation programs, the Compensation Committee’s oversight of risks relating to the Company’s compensation policies and the design of compensation programs and arrangements, the Company’s internal control framework, and the sufficiency of risk mitigating provisions in the design of the Company’s compensation programs.

Board Leadership Structure, page 25

2.	We note the disclosure contained in your proxy supplement filed May 12, 2010 that the recent leadership change marked the appropriate time for the company to separate the roles of the Chief Executive Officer and Chairman of the Board. However, we note the disclosure contained in your Definitive Proxy filed on April 13, 2010 that the then-current leadership structure, in which the positions of Chairman and Chief Executive Officer were held by one person, together with a Lead Independent Director with broad authority, was appropriate at that time and provided the most effective leadership for Polycom in a highly competitive and rapidly changing technology industry. In future filings, please provide clarifying disclosure to indicate why you have determined that your leadership structure is appropriate given the specific characteristics or circumstances of the registrant.

Larry Spirgel

United States Securities and Exchange Commission

Re: Definitive Proxy Statement on Schedule 14-A

Per the Staff’s comment, in future filings commencing with the Company’s Definitive Proxy Statement on Schedule 14-A for its 2011 Annual Meeting of Stockholders, the Company will provide clarifying disclosure to indicate why we have determined that the Company’s leadership structure is appropriate given Polycom’s specific characteristics or circumstances at that time.

Executive Compensation, p. 31

3.	We note your disclosure on page 38 that, for fiscal 2009, due to the then-current deteriorated conditions of the market and economy, the Compensation Committee did not adjust the base salaries of your executive officers, including the named executive officers. However, we also note the disclosure contained in the summary compensation table on page 57 that appears to indicate otherwise. Please advise.

We respectfully advise the Staff that both the disclosure that appears in our Compensation Discussion & Analysis on page 38 and the salary information contained in the summary compensation table on page 57 are accurate. The Company’s Compensation Committee did not adjust base salaries for the Company’s executive officers for fiscal 2009 due to then–current market and economic conditions. The differences in the amounts reflected for 2008 and 2009 in the salary column on the summary compensation table on page 57 for the Company’s Named Executive Officers are due to the timing of salary increases that were put into effect for such Named Executive Officers during the 2008 fiscal year. For instance, Mr. Hagerty’s base salary was increased to $650,000 (from $575,000) effective February 1, 2008, and his salary remained in effect at such amount for the remainder of 2008 and all of fiscal 2009. Similarly, the base salaries for the Company’s other Named Executive Officers that were approved by the Compensation Committee in 2008 went into effect as of May 1, 2008 and remained in effect for the remainder of 2008 and all of fiscal 2009. The 2009 salary data reflects salary paid to the Named Executive Officers at these higher 2008-approved amounts for a full 12-month period, while the 2008 salary data reflects a portion of the year paid at the higher salary amounts and a portion of the year paid at the lower salary amounts.

* * * * *

Larry Spirgel

United States Securities and Exchange Commission

Re: Definitive Proxy Statement on Schedule 14-A

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions on our responses at (925) 924-5742.

Sincerely,

/s/ Michael R. Kourey
Michael R. Kourey
Executive Vice President, Finance and Administration
Chief Financial Officer and Director